mPhase Technologies, Inc.

9841Washingtonian Blvd, Suite 390

Gaithersburg, Md., 20878

August 16, 2019

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Attention Heather Percival

Re: APPLICATION FOR WITHDRAWAL OF AMENDMENT

NO. 1 TO FORM S-1 REGISTRATION STATEMENT FILED

BY MPHASE TECHNOLOGIES INC ON AUGUST 13, 2019

FILE NO. 333-232746

Dear Ms. Percival,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, mPhase Technologies, Inc. (the “Company”) is submitting this Application for Withdrawal of the above-reference Amendment No.1 to its Form S-1Registration Statement. In connection with this Application the Company hereby represents and warrants that no shares of its common stock have been sold by any of the Company Shareholders listed on Form S-1that was filed by the Company on July 9, 2019 or any of the Company Shareholders listed on Amendment No. 1 to the Form S-1 filed on August 13,2019. The reason for this Application is that the Company, by mistake, filed Amendment No.1 to Form S-1.

The Company understands and acknowledges that the Company and its management is responsible for the accuracy and adequacy of their disclosures in all of the foregoing described filings, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

The Company appreciates the help of the Commission in this matter.

Very truly yours,

/s/ mPhase Technolgoies, Inc.
mPhase Technolgoies, Inc.

By:	/s/ Martin Smiley
Martin Smiley
General Counsel